EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months ended June 30,
Dollar Amounts in Thousands	2011	2010	2009	2008	2007
	(a)	(a)	(a)	(a)	(a)
Ratio

Earnings
Add:
Pre-tax loss from continuing operations adjusted for minority interests	$(204,676)	$(20,058)	$(17,732)	$(35,419)	$(9,104)
Fixed charges (see below)	11,318	6,049	6,330	9,935	7,348
Less:
Capitalized interest	(717)	(1,987)	(1,406)	(2,463)	(303)
Pre-tax earnings to cover preferred stock dividend	(4,914)	(2,858)	(4,266)	(6,380)	(4,952)
Total Earnings	$(198,989)	$(18,853)	$(17,074)	$(34,327)	$(7,010)

Fixed Charges
Interest expensed (includes amortization)	$5,625	$907	$466	$861	$1,932
Interest capitalized	717	1,987	1,406	2,463	303
Estimate of interest within rental expense	62	298	192	231	162
Pre-tax earnings to cover preferred stock dividend - Preferred dividend / (1-36%)	4,914	2,858	4,266	6,380	4,952
Total Fixed Charges	$11,318	$6,049	$6,330	$9,935	$7,348

(a) Since the registrant’s has recorded a loss for all periods shown above, the ratio coverage was less than 1:1.  In order to achieve a coverage ratio of 1:1, the Registrant must generate the following earnings for each period as shown below.

Earnings to increase ratio to 1:1	$210,307	$24,903	$23,404	$44,262	$14,359